CAGLE FOODS JV, L.L.C.
FINANCIAL STATEMENTS
As of and for the Year ended January 1, 2000 and January 2, 1999 and Independent Auditors Report


  INDEPENDENT AUDITORS' REPORT

Steering Committee of Cagle Foods JV, L.L.C.:
We have audited the accompanying balance sheets of Cagle Foods JV, L.L.C.
(the "Company") as of January 1, 2000 and January 2, 1999 and the related statements of income, members' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial position presenation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of January 1, 2000 and January 2, 1999 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

/S/ Deloitte & Touche LLP

Atlanta, Ga.
February 29, 2000

CAGLE FOODS JV, L.L.C.

BALANCE SHEETS
(In Thousands)

                                     January 01, 2000       January 02, 1999
Assets
Current assets:
   Cash                              $          8,276        $           305
   Accounts receivable:
     Related parties                           13,064                  6,925
     Other                                      1,198                  2,517
                                      ---------------        ---------------
                                               14,262                  9,442

Inventories                                    16,281                 16,717
  Prepaid expenses                                338                    306
                                      ---------------        ---------------
Total current assets                           39,156                 26,770

Investment in affiliated companies              1,256                  1,224
Property, plant, and equipment:
  Land                                            923                    923
  Land improvements                             4,360                  4,360
  Buildings and building equipment             41,813                 41,787
  Machinery and equipment                      26,702                 27,120
  Furniture and fixtures                          622                    578
  Construction-in-process                         375                    149
                                      ---------------          -------------
                                               74,795                 74,917
  Less accumulated depreciation                26,492                 18,676
 .                                     ---------------          -------------
 .                                              48,303                 56,241
Other assets                                      834                  1,412
 .                                     ---------------          -------------
                                      $        89,549          $      85,647
 .                                     ===============          =============
Liabilities and members' equity

Current liabilities:
  Accounts payable                     $        6,958          $       9,714
  Accrued expenses                              5,285                  4,228
  Current portion of long-term debt             8,400                  7,000
 .                                     ---------------          -------------
Total current liabilities                      20,643                 20,942

Long-term debt                                 12,450                 22,850

Members' Equity                                56,456                 41,855
 .                                     ---------------          -------------
 .                                      $       89,549          $     $85,647
 .                                     ===============          =============

See notes to financial statements.

CAGLE FOODS JV, L.L.C.
STATEMENTS OF INCOME
(In Thousands)

 .                                               Year ended       Year ended

 .                                               Jan.1,2000       Jan.2,1999
                                            --------------    --------------
Net sales:
  Related parties                           $     189,809     $     179,564
  Other                                             8,540             6,510
 .                                           --------------    --------------
Total Net Sales                                   198,349           186,074

Cost of products sold                             176,136           165,110
Selling and administrative expenses                 4,543             4,343
 .                                           --------------    --------------
                                                  180,679           169,453
 .                                           --------------    --------------
Operating income                                   17,670            16,631

Other income (expense):
  Other income                                        479               421
  Rental income                                     2,913             2,913
  Interest expense                                 (2,307)           (2,628)
  Other expense                                    (3,055)           (2,392)
 .                                          ---------------    --------------
Net income                                 $       15,700     $      14,935
 .                                          ===============    ==============

See notes to financial statements.

CAGLE FOODS JV, L.L.C.
STATEMENTS OF MEMBERS' EQUITY

(In Thousands)

                                    Executive     Cagle's,
                                   Holdings Ltd.   Inc.  	  Total
                                   ------------- ---------  --------
Balance - December 27, 1997         $    16,434  $ 16,434   $ 32,868

 Net Income                               7,467     7,467     14,934

 Distribution of income                  (2,974)   (2,974)    (5,948)
                                    ------------ ---------  ---------
Balance - December 27, 1997         $    20,927  $ 20,927   $ 41,854

 Net Income                               7,850     7,850     15,700

 Distribution of income                    (549)     (549)    (1,098)
                                    ------------ ---------  ---------
Balance - January 1, 2000           $    28,228  $ 28,228   $ 56,456

See notes to financial statements.

CAGLE FOODS JV, L.L.C.
STATEMENTS OF CASH FLOWS

(In Thousands)
                                               Year ended          Year ended
                                               Jan.1,2000          Jan.2,1999
                                             ------------        ------------
Operating activities:
Net income                                   $     15,700        $     14,935
Adjustments to reconcile net income to
  net cash provided by operating activities:
    Depreciation and amortization                   8,325               5,335
    Undistributed income of affiliates               (390)               (426)
    Loss on sales of property, plant and equipment     15                   6
    Changes in operating assets and liabilities:
      Accounts receivable                          (4,820)              3,779
      Inventories                                     436              (2,658)
      Prepaid expenses                                (32)                298
      Other assets                                     68              (1,010)
      Accounts payable                             (2,755)              2,898
      Accrued expenses                              1,057                 (87)
                                             -------------       -------------
Net cash provided by operating activities          17,604              23,070

Investing activities:
Proceeds from the sale of property,
     plant, and equipment                           1,638                  41
Purchases of property, plant, and equipment        (1,532)             (8,413)
Distribution of Income from affiliates                359                 954
                                             -------------       -------------
Net cash used in investing activities                 465              (7,418)

Financing activities:
Long-term borrowings                                    0               8,000
Payments of long-term debt                         (9,000)            (17,600)
Distribution of income                             (1,098)             (5,949)
                                             -------------       -------------
Net cash used in financing activities             (10,098)            (15,549)
                                             -------------       -------------
Net decrease in cash and cash equivalents           7,971                 103
Cash and cash equivalents:
      Beginning of period                             305                 202
                                             -------------       -------------
      End of period                          $      8,276    $            305
                		                           =============       =============
Supplemental disclosures of cash flow
 Cash paid during the year for interest      $      2,201        $      2,783
 .                                            =============       =============
See notes to financial statements.

Cagle Foods JV, L.L.C.
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED
 JANUARY 1, 2000 AND JANUARY 2, 1999

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business
Cagle Foods JV, L.L.C. (the "Company") was established as a Limited Liability Company on March 27, 1993 and is a joint venture between Cagle's, Inc. and Executive Holdings L.P. The Company's operations are located in Camilla, Georgia. The latest date at which the Limited Liability Company is to dissolve is 2022. The Company is engaged in the production and sale of processed chicken. Primarily all of the Company's sales are made to the joint venture partners (see Note 3). Keystone Foods, LLC is an entity related through common ownership with Executive Holdings, L.P.

Revenue Recognition
The Company recognizes revenue when product is shipped to customers.

Inventories
Live field inventories are stated at the lower of cost or market, and breeders are stated at cost, less accumulated amortization. Breeder costs are accumulated up to the production stage. Such costs are amortized into hatching egg costs over the estimated production lives based on monthly egg production. Finished products, feed, medication, and supplies are stated at the lower of cost or market determined by the first-in, first-out method.

Inventories at January 1, 2000 and January 2, 1999, respectively, consist of the following (in thousands):
                                               1999                  1998
                                             --------              --------
Finished products                            $  3,995              $  4,059
Field inventory, breeders, and eggs            10,495                10,975
Feed, ingredients, and medication               1,348                 1,207
Supply Inventory                                  442                   476
                                             --------              --------
                                             $ 16,280              $ 16,717
 .                                            ========              ========

Property, Plant, and Equipment
Property, plant, and equipment is stated at cost. Depreciation is computed principally by the straight-line method for financial reporting purposes over the following periods:
          Buildings and improvements                     3-30 years
          Machinery, furniture and equipment             3-17 years
          Vehicles                                       1-8  years

The Company evaluates the estimated useful lives and the carrying value of assets on a periodic basis to determine whether events or circumstances warrant revised estimated useful lives or whether any impairment exists. Management believes no impairment existed at January 1, 2000.

Other Assets
Other assets consist primarily of loan origination fees which are amortized on a straight-line basis over seven years. Accumulated amortization related to loan origination fees was $509,000 at January 1, 2000 and $841,000 at January 2, 1999.

Investments in Unconsolidated Affiliates
The equity method of accounting is used to account for the Company's investments in unconsolidated affiliates because of the Company's ability to exercise significant influence.

Fair Value of Financial Instruments
The carrying amounts of cash, accounts receivable, and accounts payable reflected in the financial statements approximate fair values because of the short-term nature of these instruments. Based on the borrowing rates currently available to the Company for bank loans with similar terms and maturities, the Company estimates that the carrying value of its long-term debt approximates fair value. The fair value of the interest rate swaps (see Note 2) is based on confirmation with the counter-party.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fiscal Year-End
The Company follows a fiscal year which ends on the Saturday nearest to the end of the month of December.

Income Taxes
The Company is a Limited Liability Company and has received a ruling from the Internal Revenue Service which allows the Company to be treated as a partnership for income tax purposes. As a partnership, it is not subject to income taxes and the partners report their proportionate share of the income on their tax returns.

Interest Rate Swap Agreements
These agreements involve the receipt of a floating-rate of interest on long-term debt in exchange for a fixed rate of interest over the life of the agreements without an exchange of the underlying debt principal amount. The differential to be paid or received is accrued as interest rates change and recognized as an adjustment to interest expense related to the debt. The fair values of the swap agreements are not recognized in the financial statements.

Derivative Instruments and Hedging Activities
In June 1998, the Financial Accounting Standards Board ("FASB") issued
Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"). This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. This statement is effective for the Company for year 2001. The Company has not completed the process of evaluating the impact that will result from adopting SFAS 133. The Company is therefore unable to disclose the impact that adopting SFAS 133 will have on its financial position and results of operations when such statement is adopted.

2. LONG-TERM DEBT
Long-term debt at January 1, 2000 and January 2, 1999, respectively, consists of the following (in thousands):

                                                      1998             1997
 .                                                  -----------    ------------
Note Payable to Cagle's, Inc., variable
interest rate (8.5% at January 1, 2000
and 7% at January 1, 1999),maturing on
March 27, 2000                                     $     1,400	   $     1,400

Notes payable to GA/KY Fundco LLC under a
revolving credit agreement, variable interest rate
(9.5% at January 1, 2000 and 6.2% at
January 1, 1999)                                             0          2,000

Notes payable to GA/KY Fundco LLC under a
term loan agreement, variable interest rate
(9.1% at Jan. 1, 2000 and 6.2% at Jan. 2, 1999)
due in installments commencing March 31, 1998
through Dec. 31, 2002                                   19,450         26,450
 .                                                  -----------    ------------
                                                        20,850         29,850
Less amounts currently due                               8,400          7,000
 .                                                  -----------    ------------
Total long-term debt                               $    12,450     $   22,850

On November 7, 1997, GA/KY Fundco L.L.C. ("Fundco") (a 50% owned subsidiary) executed a loan agreement for a $95 million term loan facility and $30 million revolving loan facility at variable interest rates on the behalf of Cagle's-Keystone Foods L.L.C. ("Kentucky") (a related party) and the Company. This loan is guaranteed by the Company and Kentucky. The proceeds were used to repay the existing term and revolving loans.

Fundco was established in 1997 as a 50%-owned subsidiary of both the Company and Kentucky. Fundco is a special-purpose entity set up for borrowing of funds from a group of banks to fund the capital needs of the Company and Kentucky. Fundco has no other operations. At January 1, 2000, Kentucky had $62.1 million outstanding for the term loan facility and $26.6 million outstanding for the revolving loan facility.

Aggregate maturities of long-term debt during the years subsequent to January 1, 2000 under the term and revolving loan of Fundco related to the portion borrowed by the Company and the note payable to Cagle's, Inc. are as follows (in thousands):

Year Ended
December 30, 2000                                                   8,400
December 29, 2001                                                   7,500
December 28, 2002                                                   4,950
 .                                                                 -------
                                                                  $20,850
 .                                                                 =======

The Company has entered into interest rate swap agreements to reduce the impact of changes in interest rates on its term and revolving note agreement which expire June 30, 2000. At January 1, 2000 and January 2, 1999, the Company had two outstanding interest rate swap agreements having an aggregate notional amount of $4.2 million and $11.2 million, respectively. The notional amount declines over the term of the swap agreement. Approximately $5,361 and ($77,745) in unrealized gains/(losses) exist on these agreements at January 1, 2000 and January 2, 1999, respectively. These agreements effectively fix the average interest rate on $4.2 million of the Company's term and revolving loan agreements at 5.845% plus a spread based on the Company's debt-to-cash-flow ratio through 2000. Under the terms of the agreements, the Company makes payments at fixed rates and receives payments at variable rates based on LIBOR adjusted quarterly.

On December 31, 1997, Fundco, on behalf of the Company and Kentucky, entered into two additional interest rate swap agreements with expiration dates of December 31, 2002, which effectively fix the rate on notional amounts of $61.7 million at 5.99%, plus a spread based on the Company's debt-to-cash-flow ratio. These notional amounts change in the future based on amounts outstanding under the Company's term and revolving loan agreements. Under the terms of the agreements, the Company makes payments at fixed rates and receives payments at variable rates based on the three-month LIBOR rate. Approximately $1,058,162 and $53,098 in unrealized gains exist on these agreements at January 1, 2000 and January 2, 1999, respectively. The Company does not intend to terminate these agreements prior to the maturity date. The Company is exposed to credit loss in the event of nonperformance by the other party to the interest rate swap agreement. However, the Company does not anticipate nonperformance by the counter-parties.

At January 1, 2000 the Company had an unused standby letter of credit amounting to $350,000.

3. RELATED PARTY TRANSACTIONS

Sales to the Company's owners (Executive Holdings, L.P. and Cagle's, Inc.) represented 95.3% and 96.0% of net sales during the year ended January 1, 2000 and January 2, 1999, respectively. The Company sells deboned chicken at cost plus $.03 per eviscerated pound to Executive Holdings, L.P. The Company also sells other chicken components at market price to Cagle's, Inc.

Executive Holdings, L.P. and Cagle's, Inc. both charge the Company administrative service fees based on the Company's volume of production. The Company pays Cagle's, Inc. for computer processing services for which it charges a fee based on the Company's volume of production.

Sales, expenses, and balances with related parties for 1999 and 1998 are summarized as follows (in thousands):

 .                                                                  Liberty
                             Executive      Cagle's    Keystone   Assurance
                           Holdings Ltd.     Inc.         LLC        Ltd.
1999
  Sales                        $182,915     $ 6,198         696           0
  Rental income for further
  processing plant                2,913            0          0           0
  Administrative service and
  other fees                      1,275        1,614          0           0
Balances at year end:
  Accounts receivable            10,534          272      1,254           0
  Note payable                        0        1,400          0           0
  Accounts Payable                    0            0        266           0

1998
  Sales                        $157,707      $20,887         970          0
  Rental income for further
  processing plant                2,913            0           0          0
  Administrative service and
  other fees                      1,196        1,515           0          0
Balances at year end:
  Accounts receivable             7,510          865         718          0
  Note payable                        0        1,400           0          0
  Accounts Payable                2,168            0           0          0

The Company entered into a lease agreement beginning January 1, 1998 with Keystone Foods for the Company's further processing facility for a period of 10 years at an annual rental amount of $2,912,500. The property, plant, and equipment associated with this lease as of January 2, 1999 are as follows:

Land                                                               $   100
Building                                                            21,131
Machinery & Equipment                                                3,914
 .                                                                  --------
 .                                                                   25,145
Less accumulated depreciation                                       (2,010)
 .                                                                  --------
Net leased property                                                $23,135


4.	COMMITMENTS AND CONTINGENCIES
The Company leases machinery and equipment under operating leases. The leases for the machinery and equipment require payments of contingent rentals based on usage in excess of a specified minimum, and future rental payments may be adjusted for increases in maintenance and insurance above specified amounts. Rent expense for the years ended January 1, 2000 and January 2, 1999 was approximately $3,856,000 and $3,974,000, respectively.

Future minimum payments under noncancelable operating leases with initial terms of one year or more, including payments made on behalf of Keystone Foods by the Company, consisted of the following at January 1, 2000 (in thousands):

       December 30, 2000                            3,782
       December 29, 2001                            3,694
       December 28, 2002                            3,947
       January 3, 2004                              3,895
       Thereafter                                   6,745
                                                 --------
                                                  $22,063

During 1994, the Company entered into an agreement with the City of Camilla, Georgia whereby the City agreed to construct a water tower and wastewater treatment system primarily for the Company. The Company has agreed to service the debt incurred by the City to construct these facilities under the condition that the City provide adequate water and wastewater treatment services. If the City is unable to provide water and wastewater treatment services, the Company is not obligated to repay the debt. The cost and related debt associated with these facilities was approximately $10.1 million. The Company has agreed to make annual debt service payments of approximately $746,000 through May 2016.

During 1995, the Company entered into an agreement with the City of Camilla, Georgia whereby the City agreed to construct a power substation primarily for the Company. The Company has agreed to service the debt incurred by the City to construct these facilities under the condition that the city provide an adequate power supply to the processing plant. If the City is unable to provide an adequate power supply, the Company is not obligated to repay this debt. The total cost and debt associated with these facilities was approximately $205,000. The Company has agreed to make payments of approximately $41,000 through June 2005.

The Company has entered into an agreement with the City of Camilla, Georgia to construct an additional wastewater treatment facility to service the processing plant including the planned expansion. Under the terms of the agreement, the Company is responsible for the estimated total cost of the facility of approximately $2.1 million less any grant money received by the City of Camilla to fund this project. During 1996, the Company incurred approximately $619,000 in costs to be reimbursed by the City. During 1997, the Company received reimbursements totaling approximately $482,000. The remaining amounts were received during 1998. The Company will be required to reimburse the City over a 20-year period for costs incurred in excess of grants received. Additionally, the Company will be required to pay for the maintenance and operations of the facility.

5.	INVESTMENTS IN UNCONSOLIDATED AFFILIATES
At the date the Company was formed (March 27, 1993), Cagle's, Inc. transferred their investment of approximately $894,000 (50% of the outstanding stock) in a grain elevator corporation to the Company. The investment is being accounted for under the equity method. The unaudited undistributed income for the years ended January 1, 2000 and January 2, 1999 from this affiliate allocated to the Company was approximately $390,000 and $363,000, respectively. The Company received distributions of $350,000 during 1999. The Company purchased, at prices approximating market, $33.1 million and $53.4 million in feed ingredients from this affiliate during 1999 and 1998, respectively.

Effective December 1995, Cagle's Inc., Executive Holdings, L.P., and the Company formed Cagle Foods Credit, L.L.C. (the "Credit Company"). Each Company made capital contributions of $3,000. Effective July 1, 1998, Cagle's-Keystone Foods, L.L.C. became a member of the Credit Company, at which time Cagle's-Keystone made a capital contribution of $14,000. The Credit Company was formed for the purpose of financing the facilities of the Company's and Cagle's-Keystone Foods' contract growers. The investment is being accounted for under the equity method. The undistributed income from this affiliate allocated to the Company was approximately $11,000 in 1999 and $63,000 in 1998. The Company received distributions of $12,000 during 1998.

The Credit Company executed a loan agreement for a $37.7 million revolving loan facility at variable interest rates. The Company and Kentucky have guaranteed the borrowings under the loan agreement. The Credit Company has received advances of approximately $33.7 million on the revolving loan facility as of January 1, 2000. The Credit Company has consumer loans receivable of approximately $32.6 million at January 1, 2000.

6.	BENEFIT PLANS
Substantially all of the Company's union employees are covered by a union-sponsored multi-employer defined benefit plan to which the Company contributes amounts specified by the union contract. A separate actuarial valuation for this plan is not made for the Company. Accordingly, information with respect to accumulated plan benefits and net assets available for benefits is not presented. Under the Employee Retirement Income Security Act of 1974, as amended in 1980, an employer upon withdrawal from a multi-employer plan is required, in certain cases, to continue funding its proportionate share of the plan's unfunded vested benefits. As of November 1, 1997, the union contract was negotiated and as a result, pension benefits were increased by approximately 25%. Amounts paid for pension benefits for union employees totaled approximately $340,000 in 1999 and $356,000 in 1998.

The Company also has a 401(k) retirement plan for employees not covered under the collective bargaining agreement. Under the plan, the Company contributes up to 2% of participating employees' salaries. Amounts contributed by the Company to the 401(k) plan totaled approximately $41,000 in 1999 and $42,000 in 1998..